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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------
                                    FORM 11-K
                                  -------------

         |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000

                                       OR

         | | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _______ to _______


                          Commission File No. 001-02217


                       CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                             (Full title of the plan)


                              THE COCA-COLA COMPANY
           (Name of issuer of the securities held pursuant to the plan)

                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
      (Address of the plan and address of issuer's principal executive offices)
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








                            CARIBBEAN REFRESCOS, INC.
                                   THRIFT PLAN

                              Financial Statements
                 For the Years Ended December 31, 2000 and 1999
                   Together With Independent Auditors' Report

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                       Financial Statements and Schedules
                 For the Years Ended December 31, 2000 and 1999




                                Table of Contents

                                                                    Page
                                                                    ----

Independent Auditors' Report                                         1


Statements of Net Assets Available for Benefits                      2


Statement of Changes in Net Assets Available for Benefits            3


Notes to Financial Statements                                        4



                             Supplemental Schedules
                             ----------------------

Schedule H, line 4i - Schedule of Assets (Held at End of Year)       9


Schedule H, line 4j - Schedule of Reportable Transactions           10

To the Thrift Plan Committee of
 Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico

                          Independent Auditors' Report
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BANKS, FINLEY, WHITE & CO.


June 22, 2001

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999



                                                 2000                 1999
                                             ------------         ------------
ASSETS

Cash                                         $         -          $    101,409

Investments (Note 3)                           32,425,089           33,405,135

Contributions receivable:
    Employer                                       25,608                5,223
    Participants                                   73,759               16,577
                                              -----------         ------------
      Total contributions receivable               99,367               21,800
                                              -----------         ------------

Total assets                                   32,524,456           33,528,344
                                              -----------         ------------

LIABILITIES

Due to broker for securities purchased                 -                97,936
                                              -----------         ------------

NET ASSETS AVAILABLE FOR BENEFITS            $ 32,524,456         $ 33,430,408
                                             ============         ============




The accompanying notes are an integral part of the financial statements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
   Dividend income                                         $    329,784
   Interest income                                              144,522
                                                           ------------
     Total investment income                                    474,306
                                                           ------------

Net appreciation in fair value of
  investments (Note 3)                                        1,034,062

Contributions:
   Employer                                                     543,169
   Participants                                               1,495,078
                                                           ------------
     Total contributions                                      2,038,247
                                                           ------------

  Total additions                                             3,546,615
                                                           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to Participants                                 4,445,269

Administrative expenses                                           7,298
                                                           ------------

  Total deductions                                            4,452,567
                                                           ------------

Net decrease in net assets available for benefits              (905,952)

Net assets available for benefits, beginning of year         33,430,408
                                                           ------------

NETS ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                                 $ 32,524,456
                                                           ============




The accompanying notes are an integral part of the financial statements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                          Notes to Financial Statements
                           December 31, 2000 and 1999


NOTE 1 - DESCRIPTION OF PLAN

The Caribbean Refrescos, Inc. Thrift Plan (the "Plan") is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the "Company"), a wholly-owned subsidiary of The Coca-Cola Company. The election to contribute to the Plan by employees ("Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations specified by the Employee Retirement Income Security Act of 1974 (ERISA) and the Puerto Rico Income Tax Act of 1954, as amended.

Eligible employees can participate in the Plan after reaching age 18 and completing three months of service. Participants may contribute to the Plan with "Before Tax" dollars or "After Tax" dollars. "Before Tax" contributions are not subject to current federal income taxes. Participants may contribute up to 13% (10% on a "Before Tax" basis) of their annual compensation to the Plan. For 2000, the maximum "Before Tax" annual contribution amount was $8,000.

Participants may borrow, subject to certain limitations, from their account balances. These loans may be taken from both "Before Tax" and "After Tax" account balances.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into any of the following investment funds:

      COMPANY STOCK FUND - Common stock of The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

      INVESCO CASH RESERVES FUND - A mutual fund investing primarily in money market instruments that blend superior quality commercial paper with the safest, high-quality government debt obligations available.

      INVESCO BALANCED FUND - A mutual fund investing in a combination of common stocks (normally 50% to 70% of the fund's total assets) and investment grade fixed-income securities (normally 25% or more).

      INVESCO SELECT INCOME FUND - A mutual fund investing primarily in bonds and marketable debt securities of established companies. The fund may also invest in securities issued by the U.S. government or its agencies, bank Certificates of Deposit, and municipal obligations.

      INVESCO DYNAMICS FUND - A mutual fund investing primarily in common stocks of rapidly growing mid-sized companies.

      AIM BLUE CHIP FUND - A mutual fund investing in stocks of large companies that are considered to be market leaders in their respective sectors.

      AIM GLOBAL GROWTH FUND - A mutual fund investing in stocks of large well-established companies in the United States and abroad that show strong earnings momentum.

All Company contributions are invested in common stock of The Coca-Cola Company and are immediately vested to the Participants.

ADMINISTRATION

The Plan is administered by the Thrift Plan Committee of Caribbean Refrescos, Inc. (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. Certain administrative expenses of the Plan were paid by the Company. Administrative expenses paid by the Plan during 2000 were $7,298.

VALUATION OF PARTICIPANT ACCOUNTS

Participants account balances are valued based upon the number of units of each investment fund owned by the Participants. Units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

PLAN TERMINATION

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee. In the event of termination, the Committee may either:

     (a)      continue the trust for as long as it considers advisable, or

     (b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Human Resources Department.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

VALUATION OF INVESTMENTS

All investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal plus any accrued but unpaid interest.

RECLASSIFICATIONS

Certain reclassifications have been made for the prior year to conform to the current year presentation.


NOTE 3 - INVESTMENTS

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value (as determined by quoted market price) by $1,034,062 as follows:

Common stock of The Coca-Cola Company                    $ 1,260,959
Mutual funds                                                (226,897)
                                                         -----------
                                                         $ 1,034,062
                                                         ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                                    2000              1999
                                                    ----              ----

Common stock of The Coca-Cola Company          $ 28,077,563*      $ 29,154,358*

 * Includes both participant and nonparticipant-directed investments.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan's investment in the Company Stock Fund contains both participant and nonparticipant-directed components. A breakdown between these components is not available, so in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 99-3, the entire investment in the Company Stock Fund is deemed to be nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                    December 31,                December 31,
                                       2000                        1999
                                    ------------                ------------
Net assets, at fair value:
   Company Stock Fund               $ 28,608,981                $ 29,840,297


                                                       Year ended
                                                    December 31, 2000
                                                    -----------------
Changes in net assets:
   Contributions                                     $ 1,569,222
   Dividends                                             329,784
   Net appreciation                                    1,260,959
   Loan activity, net                                    176,088
   Distributions to Participants                      (3,912,397)
   Administrative expenses                                (5,963)
   Net transfers to other investment funds              (649,009)
                                                     -----------
       Net decrease in net assets                   ($ 1,231,316)
                                                     ===========


NOTE 5 - TRANSACTIONS WITH PARTY-IN-INTEREST

During 2000, the Plan purchased 18,323 shares of common stock of The Coca-Cola Company with a fair market value of $919,079. During 2000, the Plan sold 58,067 shares of common stock of The Coca-Cola Company for proceeds of $3,257,693, resulting in a gain of $1,918,455. Dividends earned by the Plan on common stock of The Coca-Cola Company during 2000 were $329,784. As of December 31, 2000 and 1999, the Plan held 460,760 and 500,504 shares of common stock of The Coca-Cola Company with a fair market value of $28,077,563 and $29,154,358, respectively.

NOTE 6 - INCOME TAX STATUS

The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 ("IRC") and Section 165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended, and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained its latest determination letter in January, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Caribbean Refrescos, Inc. Thrift Plan Committee and the Company's tax counsel believe that the Plan is currently designed and being operated in material compliance with the applicable requirements of the IRC.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2000


                                             (c) Description of investment including
        (b) Identity of issue, borrower,          maturity date, rate of interest,                        (e) Current
(a)           lessor or similar party             collateral, par, or maturity value      (d) Cost              value
---     --------------------------------     ----------------------------------------     -----------     ------------
        Short-Term Investments:

        Federated Government Obligation      531,418 units                                $    531,418     $    531,418
         Fund #5

        Common Stock:

*       The Coca-Cola Company                460,760 shares of common stock                 10,626,818       28,077,563

        Mutual Funds:

        INVESCO                              1,387,870 units of Cash Reserves Fund           1,387,870        1,387,870

        INVESCO                              18,987 units of Dynamics Fund                     558,507          451,322

        INVESCO                              19,616 units of Balanced Fund                     347,809          330,733

        INVESCO                              5,951 units of Select Income Fund                  35,771           35,290

        AIM                                  63,104 units of Blue Chip Fund                  1,036,707          994,514

        AIM                                  3,705 units of Global Growth Fund                  94,104           82,112
                                                                                          ------------     ------------
         Total Mutual Funds                                                                  3,460,768        3,281,841
                                                                                          ------------     ------------
        Loans to Participants                Loans with interest rates ranging from
                                              7.0% to 10.5%                                     N/A             534,267
                                                                                          ------------     ------------
        Total Assets (Held at End of Year)                                                $ 14,619,004     $ 32,425,089
                                                                                          ============     ============

 *   Party-in-interest


                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN


       Schedule H, line 4j - Schedule of Reportable Transactions
                             For the Year Ended December 31, 2000


               (b) Description of                                                                      (h) Current
                   asset (include                                          (f) Expense                     value of
(a) Identity       interest rate                                               incurred    (g) Cost        asset on
    of party       and maturity in  (c) Purchase  (d) Selling   (e) Lease      with            of         transaction  (i) Net gain
    involved       case of a loan)      price         price        rental     transaction      asset       date            or (loss)
------------   -------------------  ------------  -----------   ---------  --------------  ---------   --------------  -------------


CATEGORY (iii)-ANY TRANSACTION WITHIN THE PLAN YEAR INVOLVING SECURITIES OF THE SAME ISSUE IF WITHIN
               THE PLAN YEAR ANY SERIES OF TRANSACTIONS AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE
               OF PLAN ASSETS AT JANUARY 1, 2000.

The Coca-Cola
Company        Common stock         $ 919,079        -               -           -           $ 919,079    $ 919,079         -

The Coca-Cola
Company        Common stock            -          $ 3,257,693        -           -         $ 1,339,238  $ 3,257,693     $ 1,918,455


THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 2000.


NOTE:
THE PLAN'S TRANSACTIONS INVOLVING COMMON STOCK OF THE COCA-COLA COMPANY INCLUDE
BOTH PARTICIPANT AND NONPARTICIPANT-DIRECTED COMPONENTS.  A BREAKDOWN BETWEEN
THESE COMPONENTS IS NOT AVAILABLE, SO THE INFORMATION PRESENTED ABOVE INCLUDES
BOTH PARTICIPANT AND NONPARTICIPANT-DIRECTED TRANSACTIONS.


                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Caribbean Refrescos, Inc. Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                                       (Name of Plan)



                                   By: /s/ Lesbia Blanco
                                       ---------------------------------
                                       LESBIA BLANCO
                                       Member, Caribbean Refrescos, Inc.
                                        Thrift Plan Committee



Date:  June 27, 2001



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                                  EXHIBIT INDEX


  Exhibit No.                      Description

    23                        Consent of Independent Auditors